                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


                               MARCH
FOR THE MONTH OF __________________________________, 20 04
                                                        --

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):
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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                             PERUSAHAAN PERSEROAN (PERSERO)
                                             PT TELEKOMUNIKASI INDONESIA
                                             -----------------------------------
                                                        (REGISTRANT)


DATE   MARCH 5TH, 2004                       BY /s/ ROCHIMAN SUKARNO
    -----------------------                    ---------------------------------
                                                         (SIGNATURE)
                                                      ROCHIMAN SUKARNO
                                                  HEAD OF INVESTOR RELATION
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                                  PRESS RELEASE
                           No.TEL .129/PR000/UHI/2004

                        TELKOM IS SUED BY KAP EDDY PIANTO


BANDUNG, MARCH 5, 2004 - We hereby inform that PT Telekomunikasi Indonesia Tbk ("TELKOM") along with several other parties are sued by KAP Eddy Pianto in the South Jakarta District Court in Indonesia.

KAP Eddy Pianto alleged that the reaudit of TELKOM's 2002 financial statements (which has previously been audited by KAP Eddy Pianto) has no legal basis and it has discredited KAP Eddy Pianto in the public accountant profession.

The amount of damages sought is Rp.7.840.090.679.362 (seven trillion eight hundred and forty billion ninety million six hundred and seventy nine thousand three hundred and sixty two rupiah) which is addressed to TELKOM together with the other alleged parties.








WOERYANTO SOERADJI
Corporate Secretary

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP : 62-21-5215109
FAX  : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM.CO.ID